

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 5, 2008

<u>By U.S. Mail and facsimile</u>

Ian Jackson
President
c/o Brian J. McDonald
250 H Street, Number 5
Blaine, WA 98230

> **Re: Sierra Ventures, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-146675**
> **Filed October 22, 2008**

Dear Mr. Jackson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please explain to us why the courtesy copy you sent us on October 22, 2008 does not fully conform with the filing of the registration statement on EDGAR of the same date. For example, the filing on EDGAR contains a contingent liability of $100,000 in the balance sheets for May 31, 2008 and a corresponding Note 8 to the financial statements, but the courtesy copy does not contain any such contingent liability. Please tell us which balance sheet Gruber & Company reviewed and audited, as indicated in their report dated August 27, 2008. In addition, the correspondence you filed that purports to be a version marked to show changes from the prior amendment appears to correspond neither to the courtesy copy you sent, nor the unmarked filing on EDGAR.   Refer, for example, to the paragraphs immediately preceding the section titled "Changes in & Disagreements with Accountants on Accounting & Financial Disclosure." In the future, please provide us with correct courtesy copies that correspond to the document you file publicly, and file an accurate marked version of the document. We may have additional comments on issues not raised here upon receipt of your next amendment which provides consistent disclosure in all filings and submissions.

    As another example, the second paragraph under "Future Sales by Existing Shareholders" on page 44 does not match up with the disclosure found in the courtesy copy ("shares *purchased* in this offering" vs. "shares *registered* in this offering".

2. We note that you lack sufficient capital resources to fully fund this offering as the rescission offer is for approximately $105,000 and you only have $45,588 in cash. Please be advised that your rescission offer may not be valid if you do not have sufficient money to fund the offer in the event that all offerees accept. Please note that an offering that is not fully funded will have no effect on the company's liability under federal law, and that the company will remain liable even to those offerees who accept the offer. In addition, any securities that were restricted securities prior to this offering remain restricted securities rather than freely tradable securities.

    Accordingly, please revise your prospectus throughout to clarify that, because you do not have sufficient money to fund the offer in the event that all offerees accept: (a) you will remain liable to suit even by those who accept the offer; and (b) offerees who do not accept will continue to hold restricted rather than freely tradable securities. Please also disclose a contingent liability in your financial statements.

Please note that our comments below assume that you would in fact have sufficient money to fully fund the offering.

3. If you plan to fully fund the rescission offer in the event all offerees accept, please tell us how you intend to do so. In addition, please tell us whether the four selling shareholders who sold the 900,000 shares to four other individuals between December 2007 and May 2008 have sufficient funds to fund that portion of the rescission offer. We may have further comment.

4. Please disclose the impact on the Company if the rescission offer is partially or completely accepted, including whether you will become bankrupt or will suffer some other extreme hardship. In this regard, we note the disclosure in Note 8 to the financial statements that "All of the subscribers have been informed of [the sale of securities without an effective registration statement] and have agreed to rescind their subscription. As a result, the Company will refund all associated monies and has canceled all associated common shares."

5. Please disclose any pertinent rescission offer statutes that apply to the offering, including an explanation of the extent to which the rescission offer cuts off the offeree's right to sue under both federal and state law. Also include in such discussion the relevant statutes of limitations for violations of the registration provisions of federal and state law. Clarify whether these statutes of limitations are different for anti-fraud provisions of applicable securities laws or rights under common law or equity.

6. We note that you have not filed a legal opinion related to the rescission offer. Please file the opinion as soon as practicable. The legal opinion you have attempted to incorporate by reference from the SB-2 registration statement filed on October 11, 2007 is not applicable to the current offer. We may have comments after reviewing the new opinion.

7. Supplementally discuss, with a view to disclosure, whether the rescission offer will comply with all applicable state laws and describe the state law requirements. In this regard, discuss whether the interest rate of 5% that you intend to use as consideration for the offering complies with the applicable state law in which the offeree resides. In addition, please note that if residents of varying states must respond in different ways or if the effects vary or time frames vary for compliance, information regarding compliance in the various states should be disclosed.

8. Please provide the correct address for the Securities and Exchange Commission. Note that our address is 100 F. St. NE, Washington, DC 20549.

Questions and Answers About the Rescission Offer, page 6

9. Please include in this section information about any federal income tax
    consequences to the offeree from acceptance or rejection of the offer.

Why are we making the rescission offer?, page 6

10. Please state whether the rescission offer is being conducted to reduce contingent
    liabilities.

What happens if I do not return my rescission offer election form?, page 7

11. Please be advised that failure to act or respond to a rescission offer does not
    constitute a rejection of the offer, and you cannot infer that a shareholder intends
    to keep his securities because of any inaction. Please revise your answer and any
    similar statements in your filing accordingly. Please also clarify in this question
    and answer that Section 14 does not permit a waiver of a right to sue.

What remedies or rights do I have now that I will not have after …?, page 7

12. We note your statement here and elsewhere in the prospectus that the Staff is of
    the opinion that the right of rescission may survive the rescission offer. The Staff
    believes that under federal law an investor may still bring suit regardless of
    whether the rescission offer is accepted. If you agree with the Staff's position,
    revise the document to simply state that under federal law an investor may still
    bring suit regardless of whether the rescission offer is accepted. If not, provide a
    detailed legal analysis that supports your legal conclusion.

13. We note your belief that the investors' acceptance of the rescission offer will
    preclude them from later seeking similar relief. In this regard, your disclosure
    should address the potential legal effect of rescission offers under federal law, but
    should not include any unsupported legal beliefs or conclusions. It is our view
    that potential liability will not be eliminated under federal law, and therefore
    acceptors of the rescission offer may be able to seek similar relief. Please revise
    your prospectus or provide us with a detailed legal analysis to support your
    conclusion that acceptors of the offer are precluded from later seeking similar
    relief.

Risks Related to the Rescission Offer, page 10

14. Revise to quantify the maximum potential contingent liability associated with the
    rescission offer. Please also disclose this information in the Summary Financial
    Information section on page 9 where you state that "Sierra had raised $115,000

through the sale of common stock…", as well as in the Management's Discussion and Analysis of Financial Condition.

15. Please include a risk factor explaining that shareholders who do not accept the rescission offer may exercise their legal rights under Section 12 throughout the remaining statutory period even after the end of the rescission offer.

Future sales of shares by our stockholders could cause our stock price to decline, page 12

16. You state that "We have filed or plan to file a registration statement on Form S-1 relating to our rescission offer. *As a result of our registration statement*, and the provisions of Rules 144, we expect that some of the restricted securities held by our officers and directors will become available for sale in the public market as indicated under the resale restrictions of Rule 144." (Emphasis added.) Since the registration statement relates to a rescission offer and you have indicated that none of your officers and directors may participate in the offer, please explain or delete the highlighted language.

Risks Associated with this Offering, page 15

17. Please advise us of the applicability of this subheading, or the risk factors in this subsection, such as the first risk factor.

Financial Statements, page 50

18. We note that you have reported on the balance sheet for the period ended August 31, 2008 that the stock subject to rescission is part of stockholders' equity. Stock subject to rescission may only be presented as a component of total liabilities or as a separate account in the mezzanine between liabilities and stockholders' equity. Please revise.

Exhibits, page 51

19. Please revise to indicate that the Rescission Letter from Subscribing Shareholder is incorporated by reference from the S-1 registration statement filed on August 29, 2008.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Sean Donahue
        Jeff Nichols (800.778.3290)